UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE INVESTS IN SENTIEN BIOTECHNOLOGIES INC.

Toronto, Ontario, August 10, 2015 – Portage Biotech Inc. (“Portage” or “the Company”) (Canadian Securities Exchange: PBT.U, OTC Markets : PTGEF), is pleased to announce that it has made a Series A investment in Sentien Biotechnologies Inc.(“Sentien”), a Medford, MA based regenerative medicine company.  Portage is joined in this round of investment by Boehringer Ingelheim Venture Fund USA, Inc. (“BIVF”).  Sentien will use the proceeds of its Series A round to fund its activities through a planned Phase I study of their lead product, the Sentinel™, a cell-containing dialysis device for the treatment of Acute Kidney Injury (AKI).

Dr. Martin Heidecker, Managing Director at BIVF, and Dr. Greg Bailey, Chairman of Portage, will be joining Sentien’s Board of Directors.

Dr. Heidecker commented, “Boehringer Ingelheim Venture Fund is excited to make this investment in Sentien, who we believe has the potential to disrupt the regenerative medicine space.  In preclinical models, their lead product has shown strong potential to have a meaningful clinical impact in AKI, a significant unmet medical need, as well as other organ failure indications.”

Dr. Bailey added, “Sentien has developed a novel way to administer the therapeutic factors produced by their cell therapy product, and we were very impressed by their preclinical data across several indications.  This investment is a good adjunct to our portfolio of products that can reach inflection points in under 2 years.”

Brian Miller, CEO of Sentien, said, “We are thrilled to have BIVF and Portage participate in our Series A financing, and to have Dr. Heidecker and Dr. Bailey join our Board of Directors.  With this financing, we are in excellent position to advance our lead product into the clinic and to continue development of the technology in other indications.”

About Sentien

Sentien is a private, preclinical stage regenerative medicine company that is developing cell-based therapies for critical care. Their lead product, the Sentinel™ bioreactor is being developed to treat severe AKI, the sudden loss of kidney function that can occur after cardiac surgery .  Sentien has received numerous SBIR awards from the U.S. National Institutes of Health, including a $3M Phase IIB grant to advance the technology into a Phase I clinical trial.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Portage has two operating subsidiaries – Portage Pharmaceuticals Limited (“PPL”) which is wholly owned by Portage and Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) in which Portage holds 54% equity along with this new investment in Sentien.

PPL

PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favourable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

Biohaven

Biohaven’s first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders. Biohaven has filed an INDA and plans to begin a Phase 1 pharmacokinetic and biomarker study this fall to confirm optimized drug exposure levels of its novel formulation.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com or refer to a detailed power point presentation on our website at www.portagebiotech.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.